UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at October 7, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: October 16, 2009

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO PROVIDES THIRD QUARTER PRODUCTION UPDATE

October 7, 2009, Vancouver, BC - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; NYSE Amex: TGB) reports third quarter 2009 production results for its Gibraltar Mine.

For the third quarter of 2009, the Gibraltar Mine produced 14 million pounds of copper and 112 thousand pounds of molybdenum.

Metal production in the quarter was affected by a geotechnical problem, related to surface soil instability at the edge of the Granite Pit, which occurred in mid-July. As a result, mining operations had to deviate from the mine plan for the balance of the third quarter. Subsequently, ore release could only be achieved from mining faces that were significantly below the Granite Pit average grade. Normally, lower grade ore would be mined in conjunction with higher grade ore to maintain the pit average grade. Additionally, the lower grade ore resulted in decreased metal recoveries that negatively affected production. The combination of lower grade and lower metal recoveries reduced metal production by approximately four million pounds of copper and 100 thousand pounds of molybdenum for the third quarter.

The geotechnical issue has been resolved and Gibraltar mine operations re-established mining faces during August and September allowing a return to mine plan grade in October.

Russell Hallbauer, President and CEO of Taseko commented, "After four consecutive quarters of strong production performance, this geotechnical issue is an unfortunate setback for the mine. However, the mine operations team effectively managed the deviation from the mine plan and the mine and mill have now returned to normal operating conditions."

In August, as reported during Taseko's second quarter results conference call, the decision was made to begin increasing waste stripping towards the deposit average, a full year ahead of the schedule laid out in late 2008. The increase is in anticipation of daily concentrator throughput growing to 55,000 tons per day now that expansion activities are again underway. Copper price strength is allowing the Company to invest in waste stripping while maintaining healthy operating margins.

For further information on Taseko, please see the Company's website www.tasekomines.com or contact:

Brian Bergot, Investor Relations -- 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, continued availability of capital and financing, the ability to obtain and maintain required permits, including environmental, construction and mining permits and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.